SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Youngdungpo-gu, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Change in Revenues or Income by more than 15%

Consolidated K-IFRS Financial Data

	(Unit: KRW B)
Items	2011	2010	YoY Change	%
A. Financial Performance

Revenues	24,291	25,512	-1,221	-4.8%

Operating Income	-924	1,310	-2,234	n/a

Income before income tax	-1,081	1,266	-2,347	n/a

Net Income	-788	1,159	-1,947	n/a

B. Financial Position

Total Assets	25,163	23,858	1,305	5.5%

Total Liabilities	15,032	12,797	2,235	17.5%

Capital Stock	1,789	1,789	—	—

Total Shareholders’ Equity	10,131	11,061	-930	-8.4%

Total Shareholders’ Equity / Capital Stock	566.3%	618.3%	—	—

Non-consolidated K-IFRS information is included for the convenience of investors as below.

	(Unit: KRW B)
Items	2011	2010	YoY Change	%
A. Financial Performance

Revenues	23,471	25,004	-1,533	-6.1%

Operating Income	-1,251	1,024	-2,275	n/a

Income before tax	-1,342	1,052	-2,394	n/a

Net Income	-991	1,003	-1,994	n/a

B. Financial Position

Total Assets	24,274	23,158	1,116	4.8%

Total Liabilities	14,587	12,287	2,300	18.7%

Capital Stock	1,789	1,789	—	—

Total Shareholders’ Equity	9,687	10,871	-1,184	-10.9%

Total Shareholders’ Equity / Capital Stock	541.5%	607.7%	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 27, 2012	By: /s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division